November 20, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attn: Maryse Mills-Apenteng

100 F Street N.E.

Washington DC 20549

Re:

Wizzard Software Corporation, a Colorado corporation (the

“Company”)

Amendment No. 1 to Registration Statement on Form S-3

Filed October 30, 2009

File No. 333-162142

Dear Ms. Mills-Apenteng:

In response to your letter of November 13, 2009, we have provided our response to your comments as detailed below.

General

1.

We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated October 22, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Maryse Mills-Apenteng

November 20, 2009

2.

We note your response to comment 1 that upon reviewing the definition of “affiliate” in Rule 12b-2 under the Exchange Act, the company “concluded that it had never attained the non-affiliate market capitalization level of $75 million” and was never deemed to be an accelerated filer.  Please provide us with the information used to recalculate your public float as of the last business day of the second fiscal quarter for fiscal years 2007 and 2008, computed by multiplying the aggregate worldwide number of shares of your voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold in the principal market for the common equity.  In your response, please specify how you calculated the number of share held by affiliates.

The calculation of our non-affiliate market capitalization as June 30, 2007 and June 30, 2008 is provided in Exhibits A and B, respectively.  The number of shares was obtained from the stock holder list of Wizzard Software Corporation, which was provided by the Company’s transfer agent, Interwest Transfer Company, Inc.

Cover Page

3.

Please refer to prior comment 3.  Please clarify on the cover page the aggregate market value of your outstanding voting and nonvoting common equity held by non-affiliates of the company.  See Instruction 7 to Item I.B.6 of Form S-3 and SEC Release No. 33-8878.

The cover page of the prospectus has been revised to include the required information.

      Description of Debt Securities, Page 7

4.

We note your response to comment 4 that you intend to rely upon Section 304(a)(8) of the Trust Indenture Act of 1939.  Please add disclosure that you are relying on an exemption under the Trust Indenture Act for any debt securities you will offer under this prospectus and you do not intend to use an indenture and a trustee.  Also disclose the effects of not being subject to the provisions of the Trust Indenture Act.

The disclosure under the paragraph entitled “General” on page 7 has been revised in accordance with this comment.

      Form 10-Q for the Quarterly Period Ended June 30, 2009

      Item 2. Management’s Discussion and Analysis

      Results of Operations, page 31

5.

According to the Form 10-Q, you reduced your general and administrative expenses by 30% for the three months ended June 30, 2009 and 41% for the six months ended June 30, 2009 compared to the same periods in 2008, in part by reducing the overhead costs within the Media business segment including salaries and wages. We note statements on your website, specifically in the videos relating to the Media Services segment, touting your business as having Emmy-nominated producers, industry and advertising experts, and a marketing and public relations team.  Please tell us whether the cost reductions were related to a reduction in the number of employees at the company and

Ms. Maryse Mills-Apenteng

November 20, 2009

whether this has had a material impact on the media segment, or your business as a whole.  Please also provide us with support for these statements.

As a result of poor economic conditions of the US economy as well as a significant tightening of the capital markets, in the early part of 2009 we initiated an expense reduction plan, specifically in our Media business, in order to minimize our requirements for additional capital raises going forward.  We eliminated various non material personnel in several areas including advertising, content production and support staff.  We do not believe these personnel reductions had a material impact on our media segment except as it relates to a significant reduction in expenses.  None of the personnel reductions had a direct impact on our business and specifically had little or no impact on our revenue or revenue generating capabilities.  In most part they were either support staff or areas where we were attempting to create revenues, but had yet to do so.  Our reductions were made so that we were more focused on our core business of hosting and advertising sales as well as the launch of a new revenue generating business in iPhone Apps.

In regards to the video touting our business as having Emmy nominated producers, industry and advertising experts and marketing and public relations team, we believe you were referring to a video we used briefly on our site to market our company to iPhone developers.  Several months ago we had removed all ‘found’ links to that web page and that video from within our WizzardSoftware.com site.  We are still not sure how you actually got to that page as we have not been able to recreate a way to click there, other than to type the actual URL into the browser and go to that page directly. The video in question has been removed from the site entirely as we have not been using it for some time.

In response to the specific claims of our capabilities and team members, our response is as follows:

Emmy nominated producers:  Skip Fredricks has been nominated for several Emmys in his years as a producer and filmmaker.  Mr. Fredricks is no longer with Wizzard.  Additionally, Greg Smith, a current Wizzard board member and advisor, is also an Emmy nominated producer and has won two Emmys for his production and filmmaking for Discovery Channel.  While Mr. Smith remains involved with Wizzard, the main support for that statement was Mr. Fredricks’ accomplishments and as a result, we have no intention of making that claim going forward.  Any such claims have been removed from our website.

Industry experts:  At least eight of our current employees have founded podcasting hosting services, have been involved in podcasting since the very beginning, chair the DMA board of directors (Downloadable Media Association) as well as creating and distributing top podcasts themselves. Most would consider our CEO, Chris Spencer, to also be an industry expert as he was the driving force in creating the leading podcasting company in the industry via acquisition and internal growth.

Advertising experts:  In addition to having experienced ad sales personnel on staff, Wizzard also considers several of its personnel to be experts in advertising placement and effectiveness as it pertains to podcasting.  Working full time with podcasters, creating ad material, executing some of the largest advertising campaigns in the industry and servicing advertising clients we believe clearly justifies this statement.

Marketing  and publics relations team:  We firmly believe that our marketing and public relations team remains by far the best in the podcast industry with the ability to get blog posts for the shows we represent, frequent featured and front page positioning in iTunes, Daily Motion, YouTube and MySpace as well as

Ms. Maryse Mills-Apenteng

November 20, 2009

substantial press release coverage as the majority of our press releases are picked up and published by over 400 media outlets, both online and traditional, touting various podcasters and their shows.

Please also note that the Company’s stock price has been updated through November 18, 2009, and the ratio of earnings to fixed charges and the dilution figures have been updated to September 30, 2009.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely,

/s/John Busshaus

John Busshaus

Chief Financial Officer

Ms. Maryse Mills-Apenteng

November 20, 2009

Exhibit A

Calculation of Public Float at 6/30/2007

Affiliates		Shares
Chris Spencer	[1]	3,049,934
Gordon Berry	[1]	568,150
John Busshaus	[1]	75,000
Armen Geronian	[1]	2,890,167
Voice Recognition LP	[2]	3,774,186
Dave Mansueto	[1,3]	1,004,468
Dave Chekan	[3]	1,004,468
Matt Hoopes	[3]	1,004,468
Marty Mulligan	[3]	1,004,468

	Total Affiliate Shares	14,375,309

	O/S Shares at 6/30/2007	42,295,235

	Total Non-Affiliate Shares	27,919,926
Price per share last sold @ 6/29/2007		$ 2.55

Public Float @ 6/30/2007		$71,195,811.30

1.            An officer or a director for the Company, or both an officer and a direct.

2.

Voice Recognition LP is the investment vehicle for Bill Britt.  Mr. Britt was a founding partner of the Company with Mr. Geronian and Mr. Spencer.  Mr. Britt has been the largest shareholder since the company went public in 2000.  Until 2007, Mr. Britt was a 10% owner and continued through 2008 to retain defacto operational control with Mr. Spencer and Mr. Geronian on all material decisions including overall business direction, budgetary oversight, acquisitions, divestitures, material stock issuances, and pari-passu on stock sales of the other two original founders pursuant to a verbal understanding of Messrs. Spencer and Geronian and Voice Recognition LP.

3.

Pursuant to Paragraph 5.4 of the Agreement and Plan of Merger between Wizzard Software Corporation (the “Company”); Wizzard Acquisition Corp.; Webmayhem, Inc.; and David J. Chekan; Matthew T. Hoopes; David Mansueto; and Martin Mulligan (collectively, the “Webmayhem Stockholders”), dated February 27, 2007, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated February 27, 2007, and filed with the Securities and Exchange Commission on March 2, 2007, each of the Webmayhem Stockholders was given operational responsibility for the Company, and pursuant to Paragraph 5.5 thereof, the Company and each of the Webmayhem Stockholders agreed to negotiate in good faith to jointly agree upon operational budgets for the Company for 2007 and 2008 and, subject to meeting certain milestones, for 2009, as well.

Ms. Maryse Mills-Apenteng

November 20, 2009

Exhibit B

Calculation of Public Float at 6/30/2008

Affiliates		Shares
Chris Spencer	[1]	3,049,934
John Busshaus	[1]	75,000
Armen Geronian	[1]	2,879,367
Voice Recognition LP	[2]	3,774,186
Dave Mansueto	[1,3]	1,143,857
Dave Chekan	[3]	1,143,857
Matt Hoopes	[3]	1,143,857
Marty Mulligan	[3]	1,143,857

	Total Affiliate Shares	14,353,915

	6/30/08 O/S Shares	44,794,723

Total Non-Affiliate Shares		30,440,808
Price per share last sold @ 6/30/2008		$ 1.83
Public Float @ 6/30/2008		$55,706,678.64

1.

An officer or a director for the Company, or both an officer and a director.

2.

Voice Recognition LP is the investment vehicle for Bill Britt.  Mr. Britt was a founding partner of the Company with Mr. Geronian and Mr. Spencer.  Mr. Britt has been the largest shareholder since the company went public in 2000.  Until 2007, Mr. Britt was a 10% owner and continued through 2008 to retain defacto operational control with Mr. Spencer and Mr. Geronian on all material decisions including overall business direction, budgetary oversight, acquisitions, divestitures, material stock issuances, and pari-passu on stock sales of the other two original founders pursuant to a verbal understanding of Messrs. Spencer and Geronian and Voice Recognition LP.

3.

Pursuant to Paragraph 5.4 of the Agreement and Plan of Merger between Wizzard Software Corporation (the “Company”); Wizzard Acquisition Corp.; Webmayhem, Inc.; and David J. Chekan; Matthew T. Hoopes; David Mansueto; and Martin Mulligan (collectively, the “Webmayhem Stockholders”), dated February 27, 2007, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated February 27, 2007, and filed with the Securities and Exchange Commission on March 2, 2007, each of the Webmayhem Stockholders was given operational responsibility for the Company, and pursuant to Paragraph 5.5 thereof, the Company and each of the Webmayhem Stockholders agreed to negotiate in good faith to jointly agree upon operational budgets for the Company for 2007 and 2008 and, subject to meeting certain milestones, for 2009, as well.